Exhibit 99.2

KB Financial Group Inc.

Separate Interim Financial Statements

September 30, 2025 and 2024

(Unaudited)

KB Financial Group Inc.

Report on Review of Condensed Separate Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and the Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of KB Financial Group Inc. (the “Company”). These condensed separate interim financial statements consist of the separate interim statement of financial position of the Company as at September 30, 2025, and the related separate interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2025 and 2024, and separate interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2025 and 2024, and material accounting policy information and other selected explanatory notes, expressed in Korean Won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and presentation of these condensed separate interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) No. 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these condensed separate interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed separate interim financial statements are not prepared, in all material respects, in accordance with Korean IFRS No. 1034 Interim Financial Reporting.

Other Matters

We have audited the separate statement of financial position of the Company as at December 31, 2024, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, not presented herein, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements in our audit report dated March 5, 2025. The separate statement of financial position as at December 31, 2024, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2024.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

November 14, 2025

This report is effective as of November 14, 2025, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc.

Separate Interim Statements of Financial Position

September 30, 2025 and December 31, 2024

(In millions of Korean won)

	Notes	September 30, 2025 (Unaudited)		December 31, 2024
Assets
Cash and due from financial institutions	4,5,6,23	~~W~~	633,461	~~W~~	398,391
Financial assets at fair value through profit or loss	4,5,7		1,359,345		1,243,471
Loans measured at amortized cost	4,5,8		568,581		359,054
Investments in subsidiaries	9		26,867,817		26,867,817
Property and equipment			2,870		2,800
Intangible assets			13,027		14,497
Net defined benefit assets	13		1,773		2,902
Deferred income tax assets	10		3,586		5,257
Other assets	4,5		1,274,389		912,634

Total assets		~~W~~	30,724,849	~~W~~	29,806,823

Liabilities
Borrowings	4,5,11		250,000		965,000
Debentures	4,5,12		4,370,039		2,962,032
Current income tax liabilities			691,965		502,705
Other liabilities	4,5		619,142		388,528

Total liabilities			5,931,146		4,818,265

Equity	14
Share capital			2,090,558		2,090,558
Hybrid securities			4,793,174		5,082,359
Capital surplus			14,741,159		14,754,475
Accumulated other comprehensive loss			(8,184)		(8,316)
Retained earnings			4,643,385		4,305,542
Treasury shares			(1,466,389)		(1,236,060)

Total equity			24,793,703		24,988,558

Total liabilities and equity		~~W~~	30,724,849	~~W~~	29,806,823

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Interim Statements of Comprehensive Income

Three-Month and Nine-Month Periods Ended September 30, 2025 and 2024

(In millions of Korean won, except per share amounts)

	Notes	2025 (Unaudited)				2024 (Unaudited)
		Three months		Nine months		Three months		Nine months
Interest income		~~W~~	8,220	~~W~~	24,296	~~W~~	10,045	~~W~~	32,408
Interest income from financial instruments at amortized cost			7,483		21,701		9,331		30,291
Interest income from financial instruments at fair value through profit or loss			737		2,595		714		2,117
Interest expense			(28,343)		(87,248)		(25,387)		(73,787)

Net interest expense	16		(20,123)		(62,952)		(15,342)		(41,379)

Fee and commission income			483		1,473		387		1,381
Fee and commission expense			(1,959)		(6,292)		(1,580)		(6,140)

Net fee and commission expense	17		(1,476)		(4,819)		(1,193)		(4,759)

Net gains (losses) on financial instruments at fair value through profit or loss	18		18,240		66,152		26,821		70,155

Net other operating income	19		—		2,355,586		—		2,243,250

General and administrative expenses	20		(23,127)		(73,460)		(21,845)		(69,875)

Operating income before provision for credit losses			(26,486)		2,280,507		(11,559)		2,197,392

Provision for credit losses			32		26		470		125

Net operating income			(26,454)		2,280,533		(11,089)		2,197,517

Net non-operating income (expense)			308		201		281		202

Profit before tax			(26,146)		2,280,734		(10,808)		2,197,719

Income tax benefit (expense)	21		(191)		(6,772)		278		1,810

Profit for the period			(26,337)		2,273,962		(10,530)		2,199,529

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			107		132		27		63

Other comprehensive income(loss) for the period, net of tax			107		132		27		63

Total comprehensive income for the period		~~W~~	(26,230)	~~W~~	2,274,094	~~W~~	(10,503)	~~W~~	2,199,592

Earnings per share	22
Basic earnings per share		~~W~~	(213)	~~W~~	5,774	~~W~~	(159)	~~W~~	5,392
Diluted earnings per share			(211)		5,719		(157)		5,327

The above separate interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Interim Statements of Changes in Equity

Nine-Month Periods Ended September 30, 2025 and 2024

(In millions of Korean won)

	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Total equity
Balance as of January 1, 2024	~~W~~	2,090,558	~~W~~	5,032,518	~~W~~	14,754,747	~~W~~	(6,809)	~~W~~	4,336,898	~~W~~	(1,165,837)	~~W~~	25,042,075

Comprehensive income for the period
Profit for the period		—		—		—		—		2,199,529		—		2,199,529
Remeasurements of net defined benefit liabilities		—		—		—		63		—		—		63

Total comprehensive income for the period		—		—		—		63		2,199,529		—		2,199,592

Transactions with shareholders
Annual dividends		—		—		—		—		(587,006)		—		(587,006)
Quarterly dividends		—		—		—		—		(600,086)		—		(600,086)
Acquisition of treasury shares		—		—		—		—		—		(490,679)		(490,679)
Disposal of treasury shares		—		—		3,975		—		—		234,600		238,575
Retirement of treasury shares		—		—		—		—		(515,177)		515,177		—
Consideration for exchange right of exchangeable bonds		—		—		(11,933)		—		—		—		(11,933)
Issuance of hybrid securities		—		399,045		—		—		—		—		399,045
Redemption of hybrid securities		—		(349,204)		—		—		—		—		(349,204)
Dividends on hybrid securities		—		—		—		—		(150,165)		—		(150,165)
Others		—		—		(17,391)		—		—		—		(17,391)

Total transactions with shareholders		—		49,841		(25,349)		—		(1,852,434)		259,098		(1,568,844)

Balance as of September 30, 2024 (Unaudited)	~~W~~	2,090,558	~~W~~	5,082,359	~~W~~	14,729,398	~~W~~	(6,746)	~~W~~	4,683,993	~~W~~	(906,739)	~~W~~	25,672,823

Balance as of January 1, 2025	~~W~~	2,090,558	~~W~~	5,082,359	~~W~~	14,754,475	~~W~~	(8,316)	~~W~~	4,305,542	~~W~~	(1,236,060)	~~W~~	24,988,558

Comprehensive income for the period
Profit for the period		—		—		—		—		2,273,962		—		2,273,962
Remeasurements of net defined benefit liabilities		—		—		—		132		—		—		132

Total comprehensive income for the period		—		—		—		132		2,273,962		—		2,274,094

Transactions with shareholders
Annual dividends		—		—		—		—		(298,285)		—		(298,285)
Quarterly dividends		—		—		—		—		(668,990)		—		(668,990)
Acquisition of treasury shares		—		—		—		—		—		(1,044,851)		(1,044,851)
Retirement of treasury shares		—		—		—		—		(814,522)		814,522		—
Issuance of hybrid securities		—		404,013		—		—		—		—		404,013
Redemption of hybrid securities		—		(693,198)		—		—		—		—		(693,198)
Dividends on hybrid securities		—		—		—		—		(154,322)		—		(154,322)
Others		—		—		(13,316)		—		—		—		(13,316)

Total transactions with shareholders		—		(289,185)		(13,316)		—		(1,936,119)		(230,329)		(2,468,949)

Balance as of September 30, 2025 (Unaudited)	~~W~~	2,090,558		4,793,174		14,741,159		(8,184)		4,643,385		(1,466,389)		24,793,703

The above separate interim statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Interim Statements of Cash Flows

Nine-Month Periods Ended September 30, 2025 and 2024

(In millions of Korean won)

	Notes	2025 (Unaudited)		2024 (Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	2,273,962	~~W~~	2,199,529

Adjustment for non-cash items
Depreciation and amortization expense			4,120		4,325
Provision for credit losses			(26)		(125)
Share-based payments			14,111		11,729
Net interest expense			11,899		14,435
Valuation losses (gains) on financial assets at fair value through profit or loss			(14,498)		(26,358)
Net other income (expense)			1,250		1,839

			16,856		5,845

Changes in operating assets and liabilities
Due from financial institutions			40,000		60,000
Deferred income tax assets			1,623		(1,810)
Other assets			572,893		260,232
Other liabilities			(556,855)		(287,347)

			57,661		31,075

Net cash inflow from operating activities			2,348,479		2,236,449

Cash flows from investing activities
Acquisition of financial assets at fair value through profit or loss			(100,029)		(150,000)
Disposal of financial assets at fair value through profit of loss			—		316,080
Acquisition of Subsidiaries			—		(150,000)
Increase in loans measured at amortized cost			(219,500)		(105,000)
Decrease in loans measured at amortized cost			10,000		155,000
Acquisition of property and equipment			(785)		(609)
Acquisition of intangible assets			(498)		(700)
Disposal of intangible assets			134		—
Net increase in guarantee deposits paid			3,646		1,597

Net cash inflow(outflow) from investing activities			(307,032)		66,368

Cash flows from financing activities
Increase in borrowings			250,000		965,000
Decrease in debentures			(965,000)		(100,000)
Increase in debentures			2,006,470		—
Decrease in debentures			(600,000)		(925,000)
Redemption of principal of lease liabilities			(442)		(443)
Dividends paid to shareholders			(967,275)		(1,187,092)
Acquisition of treasury shares			(1,044,851)		(490,679)
Issuance of hybrid securities			404,013		399,045
Redemption of hybrid securities			(695,000)		(349,204)
Dividends paid on hybrid securities			(154,322)		(150,164)
Other financing activities			30		(786)

Net cash outflow from financing activities			(1,766,377)		(1,839,323)

Net increase in cash and cash equivalents			275,070		463,494
Cash and cash equivalents at the beginning of the period	23		318,388		116,334

Cash and cash equivalents at the end of the period	23	~~W~~	593,458	~~W~~	579,828

The above separate interim statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

1. The Company

KB Financial Group Inc. (the “Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea, through stock transfers from the former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd., and the Company’s main business purpose is to control subsidiaries that engage in the financial business or subsidiaries closely related to the financial business through the stock ownership. The headquarter is located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul. The Company’s share capital as of September 30, 2025, is ~~W~~ 2,090,558 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Company acquired Woori Financial Co., Ltd. and changed its name to KB Capital Co., Ltd. Meanwhile, the Company included LIG Insurance Co., Ltd. as an associate and changed its name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Company included Hyundai Securities Co., Ltd. as an associate in June 2016 and included it as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Company and subsidiaries (the “Group”) acquired Prudential Life Insurance Company of Korea Ltd. which was classified as a subsidiary and the name was changed to KB Life Insurance Co., Ltd. in December 2022. Then in January 2023, it merged with another existing KB Life Insurance Co., Ltd. The Company sold 100% of the shares of KB Credit Information Co., Ltd. to KB Kookmin Card Co., Ltd. on June 30, 2023.

The Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. The number of shares authorized in its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying separate financial statements have been translated into English from the Korean language separate financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of separate financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Company’s accounting policies. The areas that require more complex and higher level of judgment or areas that require significant assumptions and estimates are disclosed in Note 2.4.

The separate financial statements have been prepared in accordance with Korean IFRS No.1027 Separate Financial Statements.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

2.1 Application of Korean IFRS (cont’d)

The Company’s condensed separate interim financial statements for the nine-month period ended September 30, 2025, have been prepared in accordance with Korean IFRS No.1034 Interim Financial Reporting and contain less information than is required in annual separate financial statements. Selected explanatory notes include descriptions of transactions or events that are significant in understanding changes in the financial position and financial performance of the Company since the end of the previous annual reporting period. These separate interim financial statements have been prepared in accordance with Korean IFRS that is effective or early adopted as of September 30, 2025.

2.1.1 The Company has applied the following new and amended standards for the first time for its annual reporting period commencing on January 1, 2025.

-

Amendment of Korean IFRS No.1021 “The Effects of Changes in Foreign Exchange Rates” and Korean IFRS No.1101 “First-time Adoption of International Financial Reporting Standards” - Lack of exchangeability

The amendments require the Company to determine a spot exchange rate when exchangeability is lacking, and to disclose information on the nature and financial effects of the currency not being exchangeable into another currency, the spot exchange rate(s) used, the estimation process, and the risks to which the Company is exposed. These amendments do not have a significant impact on the financial statements.

2.1.2 The following are the accounting standards that have been established or announced but have not yet been implemented, which the Company has not applied

-	Amendment of Korean IFRS No.1109 “Financial Instruments” and No.1107 “Financial Instruments”

The amendments respond to recent questions arising in practice. These amendment will be applied to the financial statements for the accounting year beginning on or after January 1, 2026. These amendments do not have a significant impact on the financial statements.

-	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

-	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

-	add new disclosures for certain instruments with contractual terms that can change cash flows; and

-	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

-	Korean IFRS Accounting Standards Annual Improvements Volume 11

Korean IFRS Accounting Standards Annual Improvements Volume 11 will be effective for annual reporting periods beginning on or after January 1, 2026. These amendments do not have a significant impact on the financial statements.

•	Korean IFRS No.1101 “First-time adoption of International Financial Reporting Standards”: Hedge accounting by a first-time adopter

•	Korean IFRS No.1107 “Financial Instruments: Disclosures”: Gain or loss on derecognition, Application guidance

•	Korean IFRS No.1109 “Financial Instruments”: Derecognition of lease liabilities, Definition of transaction price

•	Korean IFRS No.1110 “Consolidated Financial Statements”: Determination of a ‘de facto agent’

•	Korean IFRS No.1007 “Statement of Cash Flows”: Cost method

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“functional currency”). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The Company applies accounting policies and uses judgements, accounting estimates, and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses) in preparing the separate financial statements. Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Uncertainties in estimates and assumptions with significant risks used in the preparation of these condensed separate interim financial statements are the same as 2024 financial statements, except for the method of estimating income tax expense.

3. Material Accounting Policies

The material accounting policies and calculation methods applied in the preparation of these condensed separate interim financial statements are the same as those applied to the separate financial statements for the year ended December 31, 2024, except for the impact of changes due to adopting new and amended standards and interpretations, as described in Note 2.1 and below paragraph.

The Company is subject to Pillar 2 income taxes, and has applied the temporary exemption provision regarding the recognition and disclosure of deferred taxes related to the Pillar 2 rules.

Income tax expense for the interim period is measured by applying the expected average annual income tax rate applicable on expected total annual income.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Company is exposed to are credit risk, market risk, liquidity risk and others.

This note regarding financial risk management provides information about the risks that the Company is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the separate financial statements.

The Company’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Company by increasing risk transparency, preventing risk transfer between subsidiaries and preemptive response to rapidly changing financial environments. Credit risk, market risk, liquidity risk, operational risk, interest rate risk, insurance risk, credit concentration risk, strategy risk, reputation risk and foreign exchange settlement risk are recognized as significant risks.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, deals with risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the Board of Directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management policies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Group.

4.1.2.2 Risk Management Council

The Risk Management Council is responsible for consulting on matters delegated by the Risk Management Committee and requests for review by the Group Management Executive Committee, consulting on details of each subsidiary’s risk management policies and procedures, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

4.1.2.3 Risk Management Department

The Risk Management Department performs the Company’s risk management detailed policies, procedures, and business processes, and is responsible for calculating the Group’s risk-weighted assets, monitoring and managing internal capital limits.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from a portfolio of assets held due to a counterparty’s default, breach of contract, and deterioration in credit quality. For risk management purposes, the Company considers the default risk of individual borrowers.

4.2.2 Credit risk management

The Company measures the expected losses on assets subject to credit risk management and uses them as a management indicator.

4.2.3 Maximum exposure to credit risk

The Company’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Due from financial institutions	~~W~~	633,461	~~W~~	398,391
Loans measured at amortized cost *		568,581		359,054
Loans measured at fair value through profit or loss		55,260		53,952
Other financial assets *		50,402		48,614

	~~W~~	1,307,704	~~W~~	860,011

*	After netting of allowance

4.2.4 Credit risk of loans

The Company maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Company assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are probability-weighted estimate of possible credit losses occurring within a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Company measures the expected credit losses on loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses on loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the financial statements.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.2.4 Credit risk of loans (cont’d)

Credit qualities of loans measured at amortized cost as of September 30, 2025 and December 31 2024, are classified as follows:

(In millions of Korean won)

September 30, 2025
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	569,500	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	569,500
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	569,500	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	569,500

(In millions of Korean won)

December 31, 2024
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	360,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	360,000
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	360,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	360,000

*	Before netting of allowance

Credit qualities of loans graded according to the probability of default as of September 30, 2025 and December 31 2024, are as follows:

Range of probability of default (%)
Grade 1	0.0 ~ 1.0
Grade 2	1.0 ~ 5.0
Grade 3	5.0 ~ 15.0
Grade 4	15.0 ~ 30.0
Grade 5	30.0 ~

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.2.5 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of September 30, 2025, and December 31, 2024, are as follows:

(In millions of Korean won)

September 30, 2025
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Due from financial institutions measured at amortized cost
Grade 1	~~W~~	633,461	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	633,461
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	633,461	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	633,461

(In millions of Korean won)

December 31, 2024
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Due from financial institutions measured at amortized cost
Grade 1	~~W~~	398,391	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	398,391
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	398,391	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	398,391

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.2.6 Credit risk concentration analysis

4.2.6.1 Classifications of corporate loans by industry as of September 30, 2025, and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025
	Corporate loans *		%	Allowances		Carrying amount
Financial institutions	~~W~~	624,760	100.00	~~W~~	(919)	~~W~~	623,841

(In millions of Korean won)	December 31, 2024
	Corporate loans *		%	Allowances		Carrying amount
Financial institutions	~~W~~	413,952	100.00	~~W~~	(946)	~~W~~	413,006

*	Amount includes loans measured at fair value through profit or loss and amortized cost.

4.2.6.2 Classifications of due from financial institutions by industry as of September 30, 2025, and December 31 2024, are as follows:

(In millions of Korean won)	September 30, 2025
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Financial institutions	~~W~~	633,461	100.00	~~W~~	—	~~W~~	633,461

(In millions of Korean won)	December 31, 2024
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Financial institutions	~~W~~	398,391	100.00	~~W~~	—	~~W~~	398,391

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk that the Company becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets and liabilities and discloses in six categories such as on demand, less than one month, between one month to three months, between three months to one year, between one year to five years, and over five years.

4.3.2. Liquidity risk management

The liquidity risk is managed through risk management policies and liquidity risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Company.

4.3.3. Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the statements of financial position which are based on discounted cash flows(DCFs). The future interest payments for floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

Remaining contractual maturity of financial liabilities as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025
	On Demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Borrowings	~~W~~	—	~~W~~	250,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	250,000
Debentures		—		90,923		17,285		591,076		3,737,585		236,277		4,673,146
Lease liabilities		—		52		96		386		371		—		905
Other financial liabilities		—		19,026		15,987		—		—		—		35,013

	~~W~~	—	~~W~~	360,001	~~W~~	33,368	~~W~~	591,462	~~W~~	3,737,956	~~W~~	236,277	~~W~~	4,959,064

(In millions of Korean won)	December 31, 2024
	On Demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Borrowings	~~W~~	—	~~W~~	—	~~W~~	365,000	~~W~~	600,000	~~W~~	—	~~W~~	—	~~W~~	965,000
Debentures		—		105,451		13,009		626,993		1,662,628		774,560		3,182,641
Lease liabilities		—		48		91		362		375		—		876
Other financial liabilities		—		2,088		462		—		—		—		2,550

	~~W~~	—	~~W~~	107,587	~~W~~	378,562	~~W~~	1,227,355	~~W~~	1,663,003	~~W~~	774,560	~~W~~	4,151,067

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc. The Company manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position.

4.4.2 Trading position

In accordance with Financial Holding Companies Act, the Company’s main business is to control financial companies or companies closely related to the financial service. And the Company cannot perform any other business other than managing activities as a holding company, therefore there is no risk of trading position.

4.4.3 Non-trading position

Non-trading position refers to the part except trading position, and the main risk the Company is managing is interest rate risk.

4.4.3.1 Interest rate risk

(a) Definition of interest rate risk

Interest rate risk refers to the risk of changes in the value (fair value) of the items in the statement of financial position due to changes in interest rate and the risk of changes in cash flows related to interest income and interest expense arising from investment and financing activities.

(b) Observation method and management indicator on interest rate risk

The main objective of interest rate risk management is to protect the value changes from interest rate fluctuations. In addition to the Interest Rate Risk in the Banking Book (“IRRBB”) standard methodology required for disclosure to measure interest rate risk.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

5. Financial Assets and Financial Liabilities

5.1 Classification and Fair Value of Financial Instruments

5.1.1 Carrying amount and fair value of financial assets and liabilities by category as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025
	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	1,203,365	~~W~~	1,203,365
Beneficiary certificates		100,720		100,720
Loans		55,260		55,260
Financial assets at amortized cost
Due from financial institutions		633,461		633,461
Loans		568,581		568,581
Other financial assets		50,402		50,402

	~~W~~	2,611,789	~~W~~	2,611,789

Financial liabilities
Financial liabilities at amortized cost
Borrowings	~~W~~	250,000	~~W~~	250,000
Debentures		4,370,039		4,350,472
Other financial liabilities		49,668		49,668

	~~W~~	4,669,707	~~W~~	4,650,140

(In millions of Korean won)	December 31, 2024
	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	1,189,519	~~W~~	1,189,519
Loans		53,952		53,952
Financial assets at amortized cost
Due from financial institutions		398,391		398,391
Loans		359,054		359,054
Other financial assets		48,614		48,614

	~~W~~	2,049,530	~~W~~	2,049,530

Financial liabilities
Financial liabilities at amortized cost
Borrowings	~~W~~	965,000	~~W~~	965,000
Debentures		2,962,032		2,906,349
Other financial liabilities		11,402		11,402

	~~W~~	3,938,434	~~W~~	3,882,751

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Company discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

5.1.1 Carrying amount and fair value of financial assets and liabilities by category as of September 30, 2025 and December 31, 2024, are as follows: (cont’d)

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is same as carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposit is measured using DCF Model.

Securities	Fair value of financial instruments that are quoted in an active market is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments among DCF Model, Imputed Market Value Model, Free Cash Flow to Equity Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Derivatives	Fair value of exchange traded derivatives is determined using quoted price in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Company uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method (“FDM”), and the MonteCarlo Simulation or valuation results from independent external professional valuation institution.

Loans	Fair value of loans is determined using DCF model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	DCF model is used to determine the fair value of borrowings, but in the case of short-term maturity, carrying amount is a reasonable approximation of fair value.

Debentures	Fair value is determined by using valuation results of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions and their maturities are either relatively short or not defined.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

5.1.2 Fair value hierarchy

The Company believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the statements of financial position is appropriate. However, the fair value of the financial instruments recognized in the statements of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Company classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1:	The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2:	The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

5.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position

Fair value hierarchy of financial assets at fair value in the statements of financial position as of September 30, 2025 and December 31, 2024, is as follows:

(In millions of Korean won)	September 30, 2025
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	—	~~W~~	—	~~W~~	1,203,365	~~W~~	1,203,365
Beneficiary certificates		100,720		—		—		100,720
Loans		—		55,260		—		55,260

	~~W~~	100,720	~~W~~	55,260	~~W~~	1,203,365	~~W~~	1,359,345

(In millions of Korean won)	December 31, 2024
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	—	~~W~~	—	~~W~~	1,189,519	~~W~~	1,189,519
Loans		—		53,952		—		53,952

	~~W~~	—	~~W~~	53,952	~~W~~	1,189,519	~~W~~	1,243,471

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

5.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the statements of financial position as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:
Loans	~~W~~	55,260	DCF model	Interest rate, Discount rate, etc.

(In millions of Korean won)	December 31, 2024
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:
Loans	~~W~~	53,952	DCF model	Interest rate, Discount rate, etc.

5.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of September 30, 2025 and December 31, 2024, is as follows:

	September 30, 2025
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions [1]	~~W~~	—	~~W~~	633,461	~~W~~	—	~~W~~	633,461
Loans measured at amortized cost [2]		—		—		568,581		568,581
Other financial assets [3]		—		—		50,402		50,402

	~~W~~	—	~~W~~	633,461	~~W~~	618,983	~~W~~	1,252,444

Financial liabilities
Borrowings [4]	~~W~~	—	~~W~~	250,000	~~W~~	—	~~W~~	250,000
Debentures		—		4,350,472		—		4,350,472
Other financial liabilities [3]		—		—		49,668		49,668

	~~W~~	—	~~W~~	4,600,472	~~W~~	49,668	~~W~~	4,650,140

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

5.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

	December 31, 2024
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions [1]	~~W~~	—	~~W~~	398,391	~~W~~	—	~~W~~	398,391
Loans measured at amortized cost [2]		—		—		359,054		359,054
Other financial assets [3]		—		—		48,614		48,614

	~~W~~	—	~~W~~	398,391	~~W~~	407,668	~~W~~	806,059

Financial liabilities
Borrowings [4]	~~W~~	—	~~W~~	965,000	~~W~~	—	~~W~~	965,000
Debentures		—		2,906,349		—		2,906,349
Other financial liabilities [3]		—		—		11,402		11,402

	~~W~~	—	~~W~~	3,871,349	~~W~~	11,402	~~W~~	3,882,751

[1]	Because due from financial institutions classified as Level 2 are deposits on demand and with remaining maturities of less than one year, carrying amounts are reasonable approximations of fair values.
[2]	Because loans measured at amortized cost classified as Level 3 are loans with residual maturity of less than one year, carrying amounts are reasonable approximations of fair values.
[3]	For other financial assets and other financial liabilities classified as Level 3, carrying amounts are reasonable approximations of fair values.
[4]	For borrowings classified as Level 2, carrying amount is reasonable approximations of fair value.

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	Fair value				Valuation techniques	Inputs
	September 30, 2025		December 31, 2024
Financial liabilities
Debentures	~~W~~	4,350,472	~~W~~	2,906,349	DCF model	Discount rate

5.2 Disclosure of Fair Value Hierarchy Level 3

5.2.1 Valuation policy and process of Level 3 fair value

The Company uses external, independent and qualified valuation service to determine the fair value of financial instruments at the end of every reporting period.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

5.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

5.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
	Financial assets at fair value through profit or loss		Financial assets at fair value through profit or loss
Beginning	~~W~~	1,189,519	~~W~~	1,011,363
Total gains or losses:
- Profit or loss		13,846		23,504
- Other comprehensive income		—		—
Purchases		—		150,000
Sales		—		—
Issues		—		—
Settlements		—		—
Transfers into Level 3		—		—
Transfers out of Level 3		—		—

Ending	~~W~~	1,203,365	~~W~~	1,184,867

5.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025						2024
	Gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income		Gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income
Total gains included in profit or loss for the period	~~W~~	13,846	~~W~~	—	~~W~~	—	~~W~~	23,504	~~W~~	—	~~W~~	—
Total gains for the period included in profit or loss for financial instruments held at the end of the reporting period	~~W~~	13,846	~~W~~	—	~~W~~	—	~~W~~	23,504	~~W~~	—	~~W~~	—

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

5.2.3 Sensitivity analysis of changes in unobservable inputs

5.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2025 and December 31, 2024, is as follows:

(In millions of Korean won)	September 30, 2025
	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~1,203,365	Hull and White Model, MonteCarlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Valid credit rating, Disclosed information of securities, Estimated volatility of Interest rate	Discount rate	2.68 ~ 8.43	The lower the discount rate, the higher the fair value
				Volatility of interest rate	0.48 ~ 0.52	The higher the volatility, the higher the fair value fluctuation

(In millions of Korean won)	December 31, 2024
	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~1,189,519	Hull and White Model, MonteCarlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Valid credit rating, Disclosed information of securities, Estimated volatility of Interest rate	Discount rate	3.41 ~ 8.45	The lower the discount rate, the higher the fair value
				Volatility of interest rate	0.56 ~ 0.73	The higher the volatility, the higher the fair value fluctuation

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

5.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. There are hybrid securities whose fair value changes are recognized in profit or loss.

Results of the sensitivity analysis of changes in unobservable inputs as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities *	~~W~~	9,175	~~W~~	(8,882)	~~W~~	—	~~W~~	—

*	The changes in fair value are calculated by increasing or decreasing discount rates (2.68% ~ 8.43%) by 1%p, which are principal unobservable input parameters.

(In millions of Korean won)	December 31, 2024
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities *	~~W~~	7,351	~~W~~	(7,227)	~~W~~	—	~~W~~	—

*	The changes in fair value are calculated by increasing or decreasing discount rates (3.41% ~ 8.45%) by 1%p, which are principal unobservable input parameters.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

6. Due from Financial Institutions

6.1 Details of due from financial institutions as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%) as of September 30, 2025	September 30, 2025		December 31, 2024
Due from financial institutions in Korean won	Due from banks	Kookmin Bank	0.00 ~ 1.20	~~W~~	335,106	~~W~~	316,781
		KB Savings Bank Co., Ltd.	2.20 ~ 2.40		80,057		80,000
		Shinhan Bank	2.50		218,298		—
		Standard Chartered Bank	—		—		1,610

				~~W~~	633,461	~~W~~	398,391

6.2 Details of restricted due from financial institution as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	Financial Institution	September 30, 2025		December 31, 2024		Reasons of restriction
Due from financial institutions in Korean won	Kookmin Bank	~~W~~	3	~~W~~	3	Pledged as collateral for the overdraft account

7. Financial Assets at Fair Value through Profit or Loss

Details of financial assets at fair value through profit or loss as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	1,203,365	~~W~~	1,189,519
Beneficiary certificates		100,720		—
Loans		55,260		53,952

	~~W~~	1,359,345	~~W~~	1,243,471

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

8. Loans Measured at Amortized Cost

Details of loans measured at amortized cost as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Loans measured at amortized cost	~~W~~	569,500	~~W~~	360,000
Less: Allowances for loan losses		(919)		(946)

	~~W~~	568,581	~~W~~	359,054

9. Investments in Subsidiaries

9.1 Details of subsidiaries as of September 30, 2025, are as follows:

Name of subsidiaries	Industry	Location
Kookmin Bank	Banking and foreign exchange transaction	Korea
KB Securities Co., Ltd.	Financial investment	Korea
KB Insurance Co., Ltd.	Non-life insurance	Korea
KB Kookmin Card Co., Ltd.	Credit card and installment financial business	Korea
KB Life Insurance Co., Ltd.	Life insurance	Korea
KB Asset Management Co., Ltd.	Investment advisory and investment trust	Korea
KB Capital Co., Ltd.	Financial leasing	Korea
KB Real Estate Trust Co., Ltd.	Real estate trust management	Korea
KB Savings Bank Co., Ltd.	Savings banking	Korea
KB Investment Co., Ltd.	Capital investment	Korea
KB Data System Co., Ltd.	System software, development and supply	Korea

9.2 Details of investments in subsidiaries as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won, except for shares)	As of September 30, 2025		Carrying amount
Name of subsidiaries	Number of issued shares	Ownership (%)	September 30, 2025		December 31, 2024
Kookmin Bank	404,379,116	100.00	~~W~~	14,821,721	~~W~~	14,821,721
KB Securities Co., Ltd.	298,620,424	100.00		3,342,391		3,342,391
KB Insurance Co., Ltd.	66,500,000	100.00		2,375,430		2,375,430
KB Kookmin Card Co., Ltd.	92,000,000	100.00		1,953,175		1,953,175
KB Life Insurance Co., Ltd.	16,201,518	100.00		2,795,367		2,795,367
KB Asset Management Co., Ltd.	7,667,550	100.00		96,312		96,312
KB Capital Co., Ltd.	32,175,147	100.00		873,811		873,811
KB Real Estate Trust Co., Ltd.*	21,616,085	100.00		271,553		271,553
KB Savings Bank Co., Ltd.	8,001,912	100.00		176,813		176,813
KB Investment Co., Ltd.	22,525,328	100.00		154,910		154,910
KB Data System Co., Ltd.	800,000	100.00		6,334		6,334

			~~W~~	26,867,817	~~W~~	26,867,817

*	Investment in subsidiaries increased by ~~W~~ 150,000 million due to the issuance of shares by KB Real Estate Trust Co., Ltd. during the twelve-month period ended December 31, 2024.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

10. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025
	Assets		Liabilities		Net amount
Share-based payments	~~W~~	8,057	~~W~~	—	~~W~~	8,057
Membership rights		242		—		242
Defined benefit obligation		2,717		—		2,717
Plan assets		—		(2,717)		(2,717)
Short-term employee benefits		1,276		—		1,276
Losses on valuation of financial assets at fair value through profit or loss		—		(6,351)		(6,351)
Others		1,064		(702)		362

		13,356		(9,770)		3,586

Offsetting of deferred tax assets and liabilities		(9,770)		9,770		—

	~~W~~	3,586	~~W~~	—	~~W~~	3,586

(In millions of Korean won)	December 31, 2024
	Assets		Liabilities		Net amount
Share-based payments	~~W~~	6,682	~~W~~	—	~~W~~	6,682
Membership rights		226		—		226
Defined benefit obligation		2,855		—		2,855
Plan assets		—		(2,855)		(2,855)
Short-term employee benefits		363		—		363
Gains or losses on valuation of financial assets at fair value through profit or loss		—		(2,513)		(2,513)
Others		1,203		(704)		499

		11,329		(6,072)		5,257

Offsetting of deferred tax assets and liabilities		(6,072)		6,072		—

	~~W~~	5,257	~~W~~	—	~~W~~	5,257

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

11. Borrowings

11.1 Details of borrowings as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Borrowings	~~W~~	250,000	~~W~~	965,000

11.2 Details of borrowings as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)		Lenders	Borrowing date	Maturity date	Interest rate (%) as of September 30, 2025	September 30, 2025		December 31, 2024
Borrowings in Korean won	Other borrowings	KIWOOM SECURITIES co., Ltd.	Feb. 20, 2024	Feb. 18, 2025	—	~~W~~	—	~~W~~	200,000
	Other borrowings	HANYANG SECURITIES co., Ltd.	Feb. 21, 2024	Feb. 19, 2025	—		—		65,000
	Other borrowings	SK SECURITIES co., Ltd.	Mar. 21, 2024	Mar. 20, 2025	—		—		100,000
	Other borrowings	KIWOOM SECURITIES co., Ltd.	Apr. 25, 2024	Apr. 24, 2025	—		—		100,000
	Other borrowings	KIWOOM SECURITIES co., Ltd.	May 29, 2024	May 28, 2025	—		—		100,000
	Other borrowings	SK SECURITIES co., Ltd.	Jun. 26, 2024	Jun. 25, 2025	—		—		200,000
	Other borrowings	KIWOOM SECURITIES co., Ltd.	Jul. 29, 2024	Jul. 28, 2025	—		—		200,000
	Other borrowings	KIWOOM SECURITIES co., Ltd.	Sep. 15, 2025	Nov. 17, 2025	2.65		250,000		—

						~~W~~	250,000	~~W~~	965,000

11.3 Maturities of borrowings as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Borrowings in Korean won	~~W~~	250,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	250,000

	December 31, 2024
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Borrowings in Korean won	~~W~~	365,000	~~W~~	400,000	~~W~~	200,000	~~W~~	—	~~W~~	—	~~W~~	965,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

12. Debentures

12.1 Details of debentures as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	Issuance date	Maturity date	Interest rate (%) as of September 30, 2025	September 30, 2025		December 31, 2024
Unguaranteed debentures No.15-3	May 12, 2016	May 12, 2026	2.01	~~W~~	200,000	~~W~~	200,000
Unguaranteed debentures No.18-3	Jul. 25, 2016	Jul. 25, 2026	1.69		80,000		80,000
Unguaranteed debentures No.19-3	Aug. 25, 2016	Aug. 25, 2026	1.69		120,000		120,000
Unguaranteed debentures No.25-4	May 24, 2017	May 24, 2027	2.62		80,000		80,000
Unguaranteed debentures No.28-3	Aug. 30, 2017	Aug. 30, 2027	2.60		60,000		60,000
Unguaranteed debentures No.31-3	Feb. 28, 2018	Feb. 28, 2028	3.02		60,000		60,000
Unguaranteed debentures No.32-3	Apr. 6, 2018	Apr. 6, 2028	2.86		20,000		20,000
Unguaranteed debentures No.33-2	Jun. 12, 2018	Jun. 12, 2028	2.92		30,000		30,000
Unguaranteed debentures No.34-3	Jul. 25, 2018	Jul. 25, 2025	2.71		—		20,000
Unguaranteed debentures No.34-4	Jul. 25, 2018	Jul. 25, 2028	2.76		20,000		20,000
Unguaranteed debentures No.36-3	Feb. 22, 2019	Feb. 22, 2029	2.22		60,000		60,000
Unguaranteed debentures No.37-2	Mar. 15, 2019	Mar. 15, 2029	2.16		70,000		70,000
Unguaranteed debentures No.38-1	Jun. 19, 2019	Jun. 19, 2026	1.73		80,000		80,000
Unguaranteed debentures No.38-2	Jun. 19, 2019	Jun. 19, 2029	1.77		120,000		120,000
Unguaranteed debentures No.39-2	Oct. 15, 2019	Oct. 15, 2029	1.67		40,000		40,000
Unguaranteed debentures No.40-2	Dec. 4, 2019	Dec. 4, 2029	1.87		30,000		30,000
Unguaranteed debentures No.41-2	Jan. 16, 2020	Jan. 16, 2025	1.74		—		100,000
Unguaranteed debentures No.41-3	Jan. 16, 2020	Jan. 16, 2030	1.88		40,000		40,000
Subordinated debentures No.1-1	Feb. 18, 2020	Feb. 18, 2030	2.21		370,000		370,000
Subordinated debentures No.1-2	Feb. 18, 2020	Feb. 18, 2035	2.26		30,000		30,000
Unguaranteed debentures No.42-1	May 13, 2020	May 13, 2025	1.59		—		130,000
Unguaranteed debentures No.42-2	May 13, 2020	May 13, 2030	1.78		70,000		70,000
Unguaranteed debentures No.43-2	Jun. 16, 2020	Jun. 16, 2025	1.44		—		110,000
Unguaranteed debentures No.43-3	Jun. 16, 2020	Jun. 16, 2030	1.63		50,000		50,000
Unguaranteed debentures No.44-4	Aug. 11, 2020	Aug. 11, 2027	1.39		20,000		20,000
Unguaranteed debentures No.46-2	Jan. 14, 2021	Jan. 14, 2026	1.43		30,000		30,000
Unguaranteed debentures No.46-3	Jan. 14, 2021	Jan. 14, 2028	1.62		10,000		10,000
Unguaranteed debentures No.46-4	Jan. 14, 2021	Jan. 14, 2031	1.84		100,000		100,000
Unguaranteed debentures No.48-2	Jun. 16, 2022	Jun. 16, 2025	4.27		—		240,000
Unguaranteed debentures No.48-3	Jun. 16, 2022	Jun. 16, 2027	4.34		80,000		80,000
Unguaranteed debentures No.48-4	Jun. 16, 2022	Jun. 16, 2032	4.40		95,000		95,000
Unguaranteed debentures No.49-1	Oct. 31, 2024	Oct. 31, 2025	3.31		80,000		80,000
Unguaranteed debentures No.49-2	Oct. 31, 2024	Oct. 31, 2026	3.30		220,000		220,000
Unguaranteed debentures No.49-3	Oct. 31, 2024	Oct. 31, 2027	3.28		100,000		100,000
Unguaranteed debentures No.50-1	Jan. 24, 2025	Jan. 22, 2027	2.92		200,000		—
Unguaranteed debentures No.50-2	Jan. 24, 2025	Jan. 24, 2028	2.92		100,000		—
Unguaranteed debentures No.51-1	Feb. 25, 2025	Feb. 25, 2027	2.86		50,000		—
Unguaranteed debentures No.51-2	Feb. 25, 2025	Feb. 25, 2028	2.92		250,000		—
Unguaranteed debentures No.52-1	Mar. 24, 2025	Mar. 24, 2027	2.85		60,000		—
Unguaranteed debentures No.52-2	Mar. 24, 2025	Mar. 24, 2028	2.87		170,000		—
Unguaranteed debentures No.53-1	Apr. 28, 2025	Apr. 28, 2027	2.66		130,000		—
Unguaranteed debentures No.53-2	Apr. 28, 2025	Apr. 28, 2028	2.67		220,000		—
Unguaranteed debentures No.54-1	May 26, 2025	May 26, 2027	2.58		100,000		—
Unguaranteed debentures No.54-2	May 26, 2025	May 26, 2028	2.63		200,000		—
Unguaranteed debentures No.55-1	Jul.21, 2025	Jul.21, 2027	2.61		100,000		—
Unguaranteed debentures No.55-2	Jul.21, 2025	Jul.21, 2028	2.68		130,000		—
Unguaranteed debentures No.56	Aug.11, 2025	Aug.11, 2028	2.61		300,000		—

					4,375,000		2,965,000
		Less: Bond Discounts			(4,961)		(2,968)

				~~W~~	4,370,039	~~W~~	2,962,032

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

12.2 Maturities of debentures as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	80,000	~~W~~	30,000	~~W~~	480,000	~~W~~	2,710,000	~~W~~	1,075,000	~~W~~	4,375,000

(In millions of Korean won)	December 31, 2024
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	100,000	~~W~~	480,000	~~W~~	100,000	~~W~~	1,070,000	~~W~~	1,215,000	~~W~~	2,965,000

12.3 Changes in debentures based on par value for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	2,965,000	~~W~~	2,010,000	~~W~~	(600,000)	~~W~~	4,375,000

(In millions of Korean won)	2024
	Beginning		Issue		Repayment		Ending
Debentures in Korean won(*)	~~W~~	3,880,000	~~W~~	—	~~W~~	(1,165,000)	~~W~~	2,715,000

*	Exchangeable bonds amounting to 240,000 million were redeemed on February 14, 2024, due to the exercise of exchange right.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

13. Net Defined Benefit Liabilities (Assets)

13.1 Defined Benefit Plan

The Company operates defined benefit plans which have the following characteristics:

-	The Company has the obligation to pay the agreed benefits to all its current and former employees.

-	The Company assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities recognized in the statements of financial position are calculated in accordance with actuarial valuation method using assumptions based on market data and historical data such as discount rate, future salary increase rate, and mortality. Actuarial assumptions may differ from actual results, due to changes in the market conditions, economic trends, and mortality trends.

13.2 Details of the net defined benefit liabilities (assets) as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Present value of defined benefit obligation	~~W~~	22,080	~~W~~	21,597
Fair value of plan assets		(23,853)		(24,499)

Net defined benefit liabilities (assets)	~~W~~	(1,773)	~~W~~	(2,902)

13.3 Details of post-employment benefits recognized in profit or loss for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Current service cost	~~W~~	1,424	~~W~~	1,354
Net interest expense (income) on net defined benefit liabilities		(78)		(118)

Post-employment benefits (*)	~~W~~	1,346	~~W~~	1,236

(*)	The gains or losses related to the defined benefit pension plan are fully included in general administrative expenses.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

14. Equity

14.1 Share Capital

14.1.1 Details of share capital as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Type of share		Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (in Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		381,462,103		393,528,423
Share capital *	~~W~~	2,090,558	~~W~~	2,090,558

*	Due to the retirement of shares deducted through retained earnings, it is different from the total par value of the shares issued.

14.1.2 Changes in shares for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In number of shares)	2025	2024
Beginning	373,600,719	378,663,825
Increase	—	5,000,000
Decrease	(11,448,744)	(6,448,135)

Ending	362,151,975	377,215,690

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

14.2 Hybrid Securities

Details of hybrid securities classified as equity as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)

Hybrid securities	Issuance date	Maturity	Interest rate (%) as of September 30, 2025	September 30, 2025		December 31, 2024
The 1-2nd	May 2, 2019	Perpetual bond	3.44		49,881		49,881
The 2-1st *	May 8, 2020	Perpetual bond	3.30		—		324,099
The 2-2nd	May 8, 2020	Perpetual bond	3.43		74,812		74,812
The 3-1st*	Jul. 14, 2020	Perpetual bond	3.17		—		369,099
The 3-2nd	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
The 4-1st	Oct. 20, 2020	Perpetual bond	3.00		433,918		433,918
The 4-2nd	Oct. 20, 2020	Perpetual bond	3.28		64,843		64,843
The 5-1st	Feb. 19, 2021	Perpetual bond	2.67		419,056		419,056
The 5-2nd	Feb. 19, 2021	Perpetual bond	2.87		59,862		59,862
The 5-3rd	Feb. 19, 2021	Perpetual bond	3.28		119,727		119,727
The 6-1st	May 28, 2021	Perpetual bond	3.20		165,563		165,563
The 6-2nd	May 28, 2021	Perpetual bond	3.60		109,708		109,708
The 7-1st	Oct. 8, 2021	Perpetual bond	3.57		208,453		208,453
The 7-2nd	Oct. 8, 2021	Perpetual bond	3.80		59,834		59,834
The 8-1st	Feb. 16, 2022	Perpetual bond	4.00		442,955		442,955
The 8-2nd	Feb. 16, 2022	Perpetual bond	4.30		155,626		155,626
The 9-1st	May 12, 2022	Perpetual bond	4.68		478,814		478,814
The 9-2nd	May 12, 2022	Perpetual bond	4.97		19,906		19,906
The 10-1st	Aug. 26, 2022	Perpetual bond	4.90		407,936		407,936
The 10-2nd	Aug. 26, 2022	Perpetual bond	5.15		70,819		70,819
The 10-3rd	Aug. 26, 2022	Perpetual bond	5.30		19,944		19,944
The 11-1st	Feb. 3, 2023	Perpetual bond	4.90		548,666		548,666
The 11-2nd	Feb. 3, 2023	Perpetual bond	5.03		49,871		49,871
The 12th	Feb. 28, 2024	Perpetual bond	4.39		399,045		399,045
The 13th	Jan. 22, 2025	Perpetual bond	4.00		404,013		—

				~~W~~	4,793,174	~~W~~	5,082,359

*

The 2-1 and 3-1 Subordinated Contingent Capital Securities of KB Financial Group, amounting to ~~W~~325,000 million and ~~W~~370,000 million, respectively, were fully redeemed through the exercise of call options on May 8, 2025 and July 14, 2025.

The above hybrid securities are early redeemable by the Company after 5 or 7 or 10 years from the issuance date.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

14.3 Capital Surplus

Details of capital surplus as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Paid-in capital in excess of par value	~~W~~	13,190,275	~~W~~	13,190,275
Other capital surplus		1,460,263		1,473,579
Gains on sales of treasury shares		90,621		90,621

	~~W~~	14,741,159	~~W~~	14,754,475

14.4 Accumulated Other Comprehensive Income (Loss)

Details of accumulated other comprehensive income (loss) as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Remeasurements of net defined benefit liabilities	~~W~~	(8,184)	~~W~~	(8,316)

14.5 Retained Earnings

14.5.1 Details of retained earnings as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Legal reserves (*)	~~W~~	1,436,869	~~W~~	1,219,810
Voluntary reserves		982,000		982,000
Regulatory reserve for credit losses		5,411		4,061
Unappropriated retained earnings		2,219,105		2,099,671

	~~W~~	4,643,385	~~W~~	4,305,542

(*) With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

14.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of the Regulations on Supervision of Financial Holding Companies.

14.5.2.1 Details of regulatory reserve for credit losses as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Amounts before appropriation	~~W~~	5,411	~~W~~	4,061
Amounts estimated to be appropriated (reversed)		2,964		1,350

	~~W~~	8,375	~~W~~	5,411

14.5.2.2 Regulatory reserve for credit losses estimated to be appropriated (reversed) and adjusted profit after provision (reversal) of regulatory reserve for credit losses for the three-month and nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won, except for per share amounts)	2025				2024
	Three months		Nine months		Three months		Nine months
Regulatory reserve for credit losses estimated to be appropriated (reversed)	~~W~~	2,714	~~W~~	2,964	~~W~~	273	~~W~~	1,107
Adjusted profit (loss) after provision (reversal) of regulatory reserve for credit losses [1,2]		(80,053)		2,116,676		(60,437)		2,048,258
Adjusted basic earnings (loss) per share after provision (reversal) of regulatory reserve for credit losses [1]		(220)		5,766		(160)		5,389
Adjusted diluted earnings (loss) per share after provision (reversal) of regulatory reserve for credit losses [1]		(218)		5,711		(158)		5,324

[1]

Adjusted profit (loss) after provision (reversal) of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision (reversal) of regulatory reserve for credit losses before tax to the net profit for the period.

[2]	After deducting dividends on hybrid securities

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

14.6 Treasury Shares

Changes in treasury shares for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won except for number of shares)

	2025
	Beginning		Acquisition		Disposal		Retirement		Ending
Number of treasury shares		19,927,704		11,448,744		—		(12,066,320)		19,310,128

Carrying amount	~~W~~	1,236,060	~~W~~	1,044,851	~~W~~	—	~~W~~	(814,522)	~~W~~	1,466,389

	2024
	Beginning		Acquisition		Disposal		Retirement		Ending
Number of treasury shares *		24,847,247		6,448,135		(5,000,000)		(9,982,649)		16,312,733

Carrying amount	~~W~~	1,165,837	~~W~~	490,679	~~W~~	(234,600)	~~W~~	(515,177)	~~W~~	906,739

*	5 million treasury shares deposited at the Korea Securities Depository for the exchange of exchangeable bonds were disposed of on February 14, 2024, due to the exercise of exchange right.

On May 15, 2025, the Company retired 4,575,874 shares (~~W~~400,000 million), 1,089,097 shares (~~W~~100,000 million) and 6,401,349 shares (~~W~~520,000 million) of treasury shares, which were acquired in accordance with the resolutions of the Board of Directors on July 23, 2024, October 24, 2024, and February 5, 2025, respectively.

In addition, the Company plans to retire 3,047,395 shares (~~W~~300,000 million) of treasury shares on January 15, 2026, which were acquired in accordance with the resolution of the Board of Directors on April 24, 2025, and to acquire treasury shares amounting to ~~W~~660,000 million through a trust agreement by January 9, 2026, in accordance with the resolution of the Board of Directors on July 24, 2025, which will be retired after the termination of the trust agreement.

15. Dividends

The annual dividends to the shareholders of the Company for the year ended December 31, 2024 amounting to ~~W~~ 298,285 million (~~W~~ 804 per share) were declared at the annual general shareholders’ meeting on March 26, 2025 and were paid on April 15, 2025.

In addition, the Board of Directors resolved on April 24, 2025 to declare a quarterly dividend of ~~W~~334,339 million (~~W~~912 per share) to shareholders of record as of May 12, 2025, which was paid on May 22, 2025. On July 24, 2025, the Board of Directors also resolved to declare a quarterly dividend of ~~W~~334,651 million (~~W~~920 per share) to shareholders of record as of August 11, 2025, which was paid on August 22, 2025. Meanwhile, the annual dividends to the shareholders of the Company for the year ended December 31, 2023 and the quarterly dividend paid in 2024 were ~~W~~ 587,006 million (~~W~~ 1,530 per share) and ~~W~~ 899,972 million, respectively.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

16. Net Interest Expense

Details of interest income, interest expense, and net interest expense for the three-month and nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025				2024
	Three months		Nine months		Three months		Nine months
Interest income
Due from financial institutions	~~W~~	1,851	~~W~~	10,489	~~W~~	4,174	~~W~~	14,099
Loans measured at amortized cost		5,370		10,347		4,801		14,207
Loans measured at fair value through profit or loss		737		2,595		714		2,117
Others		262		865		356		1,985

		8,220		24,296		10,045		32,408

Interest expense
Borrowings		802		12,581		8,610		16,414
Debentures		27,534		74,642		16,766		57,340
Others		7		25		11		33

		28,343		87,248		25,387		73,787

Net interest expense	~~W~~	(20,123)	~~W~~	(62,952)	~~W~~	(15,342)	~~W~~	(41,379)

17. Net Fee and Commission Expense

Details of fee and commission income, fee and commission expense, and net fee and commission expense for the three-month and nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025				2024
	Three months		Nine months		Three months		Nine months
Fee and commission income
Fees earned in Korean won	~~W~~	483	~~W~~	1,473	~~W~~	387	~~W~~	1,381

Fee and commission expense
Fees paid in Korean won		1,844		5,931		1,434		5,811
Fees paid in foreign currency		115		361		146		329

		1,959		6,292		1,580		6,140

Net fee and commission expense	~~W~~	(1,476)	~~W~~	(4,819)	~~W~~	(1,193)	~~W~~	(4,759)

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

18. Net Gains or Losses on Financial Instruments at Fair value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions.

Details of net gains or losses on financial assets at fair value through profit or loss for the three-month and nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025				2024
	Three months		Nine months		Three months		Nine months
Gains on financial instruments at fair value through profit or loss
Dividend income from financial assets at fair value through profit or loss	~~W~~	16,754	~~W~~	49,778	~~W~~	16,642	~~W~~	43,648
Gains on valuation of financial assets at fair value through profit or loss		1,527		14,539		10,179		26,359
Gains on disposal of financial assets at fair value through profit or loss		—		1,033		—		148
Other income from financial assets at fair value through profit or loss		—		1,001		—		—

		18,281		66,351		26,821		70,155

Losses on financial instruments at fair value through profit or loss
Losses on valuation of financial assets at fair value through profit or loss		41		41		—		—
Losses on disposal of financial assets at fair value through profit or loss		—		158		—		—

		41		199		—		—

Net gains on financial instruments at fair value through profit or loss	~~W~~	18,240	~~W~~	66,152	~~W~~	26,821	~~W~~	70,155

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

19. Net Other Operating Income and Expenses

Details of other operating income and expenses for the three-month and nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025				2024
	Three months		Nine months		Three months		Nine months
Other operating income
Dividend income from subsidiaries	~~W~~	—	~~W~~	2,355,586	~~W~~	—	~~W~~	2,243,250

		—		2,355,586		—		2,243,250

Net other operating income	~~W~~	—	~~W~~	2,355,586	~~W~~	—	~~W~~	2,243,250

20. General and Administrative Expenses

20.1 Details of general and administrative expenses for the three-month and nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025				2024
	Three months		Nine months		Three months		Nine months
Expenses related to employee
Employee benefits - salaries	~~W~~	7,982	~~W~~	24,092	~~W~~	8,416	~~W~~	25,657
Employee benefits - others		1,660		3,774		1,112		3,450
Post-employment benefits - defined benefit plans		449		1,346		409		1,236
Post-employment benefits - defined contribution plans		—		—		—		4
Share-based payments		3,460		14,111		2,783		11,729

		13,551		43,323		12,720		42,076

Depreciation and amortization		1,321		4,120		1,410		4,325

Other general and administrative expenses
Travel		430		1,127		158		528
Communications		257		719		222		796
Tax and dues		146		566		50		400
Publication		87		224		71		230
Rental expense		550		1,662		592		1,729
Vehicle		34		85		39		99
Service fees		3,874		13,604		3,912		11,667
Advertising		171		575		40		547
Training		335		783		392		867
Others		2,371		6,672		2,239		6,611

		8,255		26,017		7,715		23,474

	~~W~~	23,127	~~W~~	73,460	~~W~~	21,845	~~W~~	69,875

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

20.2 Share-based Payments

Share-based payments plans for executives and employees of the Company and its subsidiaries as of September 30, 2025, are as follows:

20.2.1 Stock grants linked to long-term performance

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
KB Financial Group Inc.
Series 38	Nov. 21, 2023	55,547	Services fulfillment, market performance [3] 35%, and non-market performance [5] 65%
Series 39	Jan. 1, 2024	47,839	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 40	Feb. 1, 2024	511	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 41	Apr. 6, 2024	6,450	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 43	Jan. 1, 2025	37,073	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 44	Apr. 7, 2025	5,540	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Deferred grant in 2015		1,063	Satisfied
Deferred grant in 2020		40	Satisfied
Deferred grant in 2022		13,239	Satisfied
Deferred grant in 2023		59,942	Satisfied
Deferred grant in 2024		25,541	Satisfied

		252,785

Kookmin Bank
Series 96	Jan. 1, 2024	220,113	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100% Services fulfillment, market performance [3] 30%, and non-market performance [6] 70%
Series 97	Feb. 1, 2024	2,045	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 98	Apr. 22, 2024	2,959	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 99	Jul. 5, 2024	4,926	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 101	Aug. 24, 2024	4,453	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 102	Jan. 1, 2025	179,315	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100% Services fulfillment, market performance [3] 30%, and non-market performance [6] 70%
Series 103	Jan. 9, 2025	4,589	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Deferred grant in 2022		29,628	Satisfied
Deferred grant in 2023		93,891	Satisfied
Deferred grant in 2024		118,288	Satisfied

		660,207

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

20.2.1 Stock grants linked to long-term performance (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
Other subsidiaries
Stock granted in 2012		160
Stock granted in 2013		219
Stock granted in 2014		1,028
Stock granted in 2015		1,155
Stock granted in 2017		3,955
Stock granted in 2018		11,044
Stock granted in 2019		13,255
Stock granted in 2020		25,783	Services fulfillment,
Stock granted in 2021		18,692	market performance [3] 0~50%, and
Stock granted in 2022		79,498	non-market performance [4] 50~100%
Stock granted in 2023		119,878
Stock granted in 2024		453,356
Stock granted in 2025		253,600

		981,623

		1,894,615

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of September 30, 2025 (Deferred grants are residual shares vested as of September 30, 2025).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholder Return): [(Fair value at the end of the contract - Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract

[4]	Performance results of company and employee
[5]	EPS (Earnings Per Share), Asset Quality, HCROI (Human Capital Return On Investment), and Non-bank segment profit
[6]	EPS, Asset Quality

The stock grant linked to long-term performance is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. The actual number of shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

20.2.2 Stock grants linked to short-term performance

(In number of shares)	Estimated number of vested shares *	Vesting conditions
KB Financial Group Inc.
Stock granted in 2015	541	Satisfied
Stock granted in 2016	1,558	Satisfied
Stock granted in 2020	78	Satisfied
Stock granted in 2022	14,653	Satisfied
Stock granted in 2023	27,960	Satisfied
Stock granted in 2024	23,462	Satisfied
Stock granted in 2025	12,671	Proportional to service period
Kookmin Bank
Stock granted in 2022	55,061	Satisfied
Stock granted in 2023	118,700	Satisfied
Stock granted in 2024	97,412	Satisfied
Stock granted in 2025	47,143	Proportional to service period
Other subsidiaries
Stock granted in 2015	1,289	Satisfied
Stock granted in 2016	7,290	Satisfied
Stock granted in 2017	20,121	Satisfied
Stock granted in 2018	51,583	Satisfied
Stock granted in 2019	41,130	Satisfied
Stock granted in 2020	48,423	Satisfied
Stock granted in 2021	81,625	Satisfied
Stock granted in 2022	202,086	Satisfied
Stock granted in 2023	409,430	Satisfied
Stock granted in 2024	421,073	Satisfied
Stock granted in 2025	74,653	Proportional to service period

	1,757,942

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

Share-based payments arrangement for the subsidiaries was transferred to the Company in 2010, and the related compensation cost paid to the executives and employees of the subsidiaries is reimbursed by the subsidiaries. The accrued expenses for share-based payments as of September 30, 2025 and December 31, 2024, are ~~W~~ 346,754 million and ~~W~~ 295,867 million, respectively, and the receivables to be reimbursed by the subsidiaries for the compensation costs as of September 30, 2025 and December 31, 2024, are ~~W~~ 316,234 million and ~~W~~ 270,558 million, respectively. Compensation costs from share-based payments amounting to ~~W~~ 14,111 million and ~~W~~ 11,729 million were recognized for the nine-month periods ended September 30, 2025 and 2024, respectively.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

21. Income Tax Benefit (Expense)

Details of income tax benefit (expense) for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Income tax payable	~~W~~	—	~~W~~	—
Changes in deferred tax assets and liabilities		(1,671)		1,599
Origination and reversal of temporary differences		(1,671)		1,599
Income tax recognized directly in equity		47		211
Remeasurements of net defined benefit liabilities		47		22
Consideration for exchange right of exchangeable bonds		—		189
Others		(5,148)		—

Income tax benefit (expense)	~~W~~	(6,772)	~~W~~	1,810

22. Earnings per Share

22.1 Basic Earnings per Share

Basic earnings per share is calculated from the earnings attributable to ordinary shares.

22.1.1 Weighted average number of ordinary shares outstanding

(In number of shares)	2025		2024
	Three months	Nine months	Three months	Nine months
Number of issued ordinary shares	381,462,103	381,462,103	393,528,423	393,528,423
Number of treasury shares*	(19,310,128)	(19,310,128)	(16,312,733)	(16,312,733)

Weighted average number of ordinary shares outstanding	363,482,627	367,125,407	378,880,364	380,100,693

*	The effective dates of treasury shares that were deducted through retirement for the nine-month periods ended September 30, 2025 and 2024, are May 15, 2025 and August 14, 2024.

22.1.2 Basic earnings per share

(In Korean won except for number of shares)	2025
	Three months		Nine months
Profit (loss) for the period	~~W~~	(26,337,306,488)	~~W~~	2,273,961,667,905
Deduction: Dividends on hybrid securities		(51,002,825,000)		(154,320,975,000)

Profit (loss) attributable to the ordinary equity holders (A)		(77,340,131,488)		2,119,640,692,905
Weighted average number of ordinary shares outstanding (B)		363,482,627		367,125,407

Basic earnings (loss) per share (A/B)	~~W~~	(213)	~~W~~	5,774

(In Korean won except for number of shares)	2024
	Three months		Nine months
Profit (loss) for the period	~~W~~	(10,529,942,287)	~~W~~	2,199,528,961,923
Deduction: Dividends on hybrid securities		(49,634,075,000)		(150,164,725,000)

Profit (loss) attributable to the ordinary equity holders (A)		(60,164,017,287)		2,049,364,236,923
Weighted average number of ordinary shares outstanding (B)		378,880,364		380,100,693

Basic earnings (loss) per share (A/B)	~~W~~	(159)	~~W~~	5,392

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

22.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares such as stock grants and ordinary share exchange right of exchangeable bonds.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price for the year) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

Exchangeable bonds are included in potential ordinary shares from the exercisable date of the exchange right, and interest expense after tax for the period is added to profit for diluted earnings per share.

22.2.1 Adjusted profit for diluted earnings per share

(In Korean won)	2025
	Three months		Nine months
Profit (loss) attributable to the ordinary equity holders *	~~W~~	(77,340,131,488)	~~W~~	2,119,640,692,905
Adjustment:
Interest expense on exchangeable bonds		—		—

Adjusted profit (loss) for diluted earnings (loss) per share	~~W~~	(77,340,131,488)	~~W~~	2,119,640,692,905

(In Korean won)	2024
	Three months		Nine months
Profit (loss) attributable to the ordinary equity holders *	~~W~~	(60,164,017,287)	~~W~~	2,049,364,236,923
Adjustment:
Interest expense on exchangeable bonds		—		306,631,690

Adjusted profit (loss) for diluted earnings (loss) per share	~~W~~	(60,164,017,287)	~~W~~	2,049,670,868,613

*	The amount is after deducting dividends on hybrid securities.

22.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

(In number of shares)	2025		2024
	Three months	Nine months	Three months	Nine months
Weighted average number of ordinary shares outstanding	363,482,627	367,125,407	378,880,364	380,100,693
Adjustment:
Stock grants	3,282,194	3,487,746	3,633,208	3,848,545
Exchangeable bonds	—	—	—	802,920

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	366,764,821	370,613,153	382,513,572	384,752,158

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

22.2.3 Diluted earnings per share

(In Korean won except for number of shares)	2025
	Three months		Nine months
Adjusted profit (loss) for diluted earnings (loss) per share	~~W~~	(77,340,131,488)	~~W~~	2,119,640,692,905
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		366,764,821		370,613,153

Diluted earnings (loss) per share	~~W~~	(211)	~~W~~	5,719

(In Korean won except for number of shares)	2024
	Three months		Nine months
Adjusted profit (loss) for diluted earnings (loss) per share	~~W~~	(60,164,017,287)	~~W~~	2,049,670,868,613
Adjusted weighted average number of ordinary shares outstanding for diluted earnings (loss) per share		382,513,572		384,752,158

Diluted earnings (loss) per share	~~W~~	(157)	~~W~~	5,327

23. Statement of Cash Flows

23.1 Details of cash and cash equivalents as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Due from financial institutions	~~W~~	633,461	~~W~~	398,391
Deduction:
Restricted due from financial institutions		(3)		(3)
Due from financial institutions with original maturities over three months		(40,000)		(80,000)

		(40,003)		(80,003)

	~~W~~	593,458	~~W~~	318,388

23.2 Cash inflows and outflows from income tax, interest, and dividends for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	Activity	2025		2024
Income tax paid	Operating	~~W~~	5,482	~~W~~	5,741
Interest received	Operating		22,147		28,522
Interest paid	Operating		68,512		93,419
Dividends received	Operating		2,405,508		2,292,312
Dividends paid	Financing		1,121,596		1,337,256

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

24. Contingent Liabilities and Commitments

24.1 Commitments made with financial institutions as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)		September 30, 2025				December 31, 2024
		Amount of commitments		Amount borrowed		Amount of commitments		Amount borrowed
General loan	Hana Bank	~~W~~	200,000	~~W~~	—	~~W~~	200,000	~~W~~	—
General loan	Shinhan Bank		200,000		—		200,000		—
General loan	NongHyup Bank	~~W~~	300,000		—	~~W~~	300,000	~~W~~	—

24.2 Other Matters (including litigation)

The Company has no ongoing lawsuits in which it is a defendant as of September 30, 2025.

25. Related Party Transactions

According to Korean IFRS No.1024, the Company includes subsidiaries and key management personnel (including family members) in the scope of related parties. The Company discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the financial statements. Refer to Note 9 for details of subsidiaries. Key management personnel include the executives of the Company, their close family members, and the companies where the executives and/or their close family members have control or joint control.

25.1 Details of significant profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of Korean won)

Subsidiaries	Profit or loss	2025		2024
Kookmin Bank	Interest income	~~W~~	9,580	~~W~~	10,524
	Fee and commission income		886		981
	Net other operating income [1]		1,625,579		1,467,896
	General and administrative expenses		9,538		8,781
KB Securities Co., Ltd.	Interest expense		66		—
	Fee and commission income		51		70
	Net gains on financial assets at fair value through profit or loss		26,225		34,879
	Net other operating income [1]		280,000		150,000
	General and administrative expenses		851		544
KB Insurance Co., Ltd.	Fee and commission income		53		75
	General and administrative expenses		1,720		1,313
	Net other operating income [1]		299,982		249,974
KB Kookmin Card Co., Ltd.	Fee and commission income		18		17
	Net other operating income [1]		—		185,380
	General and administrative expenses		1,014		289
	Net non-operating income		3		3
KB Life Insurance Co., Ltd.	Fee and commission income		12		27
	Net other operating income [1]		130,000		150,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

25.1 Details of significant profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2025 and 2024 are as follows: (cont’d)

(In millions of Korean won)

Subsidiaries	Profit or loss	2025		2024
	General and administrative expenses	~~W~~	638	~~W~~	745
KB Asset Management Co., Ltd.	Net other operating income [1]		20,000		40,000
	General and administrative expenses		125		58
KB Capital Co., Ltd	Interest income		—		3,708
	Fee and commission income		10		9
	Net gains on financial assets at fair value through profit or loss		26,901		26,832
	General and administrative expenses		101		91
	Provision for credit losses		—		10
KB Real Estate Trust. Co., Ltd.	Interest income		—		3,148
	Net gains on financial assets at fair value through profit or loss		10,498		5,441
	General and administrative expenses		164		22
	Provision for credit losses		—		(133)
KB Savings Bank Co., Ltd.	Interest income		2,811		3,820
	Fee and commission income		1		1
	Net gains on financial assets at fair value through profit or loss		(38)		2,855
KB Investment Co., Ltd.	Interest income		7,697		7,206
	Provision for credit losses		(26)		(1)
KB Data Systems Co., Ltd.	General and administrative expenses		2,435		2,887

[1]	Net other operating income includes dividend income from subsidiaries.

25.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)
Subsidiaries	Assets or liabilities	September 30, 2025		December 31, 2024
Kookmin Bank	Cash and due from financial institutions	~~W~~	335,106	~~W~~	316,781
	Other assets		915,102		468,023
	Other liabilities		7,522		20
	Property and equipment		434		237
KB Securities Co., Ltd.	Financial assets at fair value through profit or loss		547,008		540,683
	Other assets		116,876		100,494
	Other liabilities		72,219		—
KB Insurance Co., Ltd.	Other assets		38,597		143,520
	Other liabilities		61,567		46
KB Kookmin Card Co., Ltd.	Other assets		79,746		78,634
	Other liabilities		2,307		895
KB Life Insurance Co., Ltd.	Other assets		14,217		14,235
	Other liabilities		81,492		69,132
KB Asset Management Co., Ltd.	Other assets		35,135		25,549
	Other liabilities		125		—
KB Capital Co., Ltd.	Financial assets at fair value through profit or loss		501,251		495,454
	Other assets		40,709		48,285
	Other liabilities		106		11

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

25.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)
Subsidiaries	Assets or liabilities	September 30, 2025		December 31, 2024
KB Real Estate Trust Co., Ltd.	Financial assets at fair value through profit or loss	~~W~~	155,105	~~W~~	153,382
	Other assets		11,744		4,431
	Other liabilities		164		—
KB Savings Bank Co., Ltd.	Cash and due from financial institutions		80,057		80,000
	Financial assets at fair value through profit or loss		55,259		53,951
	Other assets		3,820		3,960
	Other liabilities		491		808
KB Investment Co., Ltd.	Loans measured at amortized cost (gross amount)		350,000		360,000
	Allowances for credit losses		919		946
	Other assets		9,027		6,794
	Other liabilities		—		1,244
KB Data Systems Co., Ltd.	Property and equipment		—		76
	Intangible assets		371		427
	Other assets		5,261		4,274
	Other liabilities		236		250

25.3 Right-of-use assets and lease liabilities with related parties as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)			September 30, 2025		December 31, 2024
Subsidiary	Kookmin Bank	Right-of-use assets	~~W~~	434	~~W~~	237

25.4 Credit card commitments provided from related parties as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)			September 30, 2025		December 31, 2024
Subsidiary	KB Kookmin Card Co., Ltd.	Lines of credit for credit card	~~W~~	3,000	~~W~~	3,000

25.5 Share transactions with related parties for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)			2025		2024
Subsidiary	KB Real Estate Trust Co., Ltd.	Acquisition of hybrid securities	~~W~~	—	~~W~~	150,000
	KB Real Estate Trust Co., Ltd.	Issuance of ordinary shares	~~W~~	—	~~W~~	150,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

25.6 Details of significant lending transactions with related parties for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)		2025
		Beginning		Loan		Collection		Ending
Subsidiary	KB Investment Co., Ltd.	~~W~~	360,000	~~W~~	—	~~W~~	(10,000)	~~W~~	350,000
	KB Savings Bank Co., Ltd. [1]	~~W~~	70,000		—		—	~~W~~	70,000

(In millions of Korean won)		2024
		Beginning		Loan		Collection		Ending
Subsidiary	KB Investment Co., Ltd.	~~W~~	360,000	~~W~~	—	~~W~~	—	~~W~~	360,000
	KB Capital Co., Ltd.		200,000		—		—		200,000
	KB Savings Bank Co., Ltd. [1]		70,000		—		—		70,000
	KB Real Estate Trust Co., Ltd.	~~W~~	50,000		105,000		(155,000)	~~W~~	—

[1]	Par value of subordinated bond issued by KB Savings Bank Co., Ltd. The difference between par value and fair value at the acquisition date was accounted for as investments in subsidiaries.

25.7 Details of compensation to key management personnel for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	875	~~W~~	31	~~W~~	3,569	~~W~~	4,475
Registered directors (non-executive)		517		—		—		517
Non-registered directors		4,188		180		10,542		14,910

	~~W~~	5,580	~~W~~	211	~~W~~	14,111	~~W~~	19,902

(In millions of Korean won)	2024
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	696	~~W~~	—	~~W~~	2,654	~~W~~	3,350
Registered directors (non-executive)		510		—		—		510
Non-registered directors		4,016		41		9,075		13,132

	~~W~~	5,222	~~W~~	41	~~W~~	11,729	~~W~~	16,992

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

26. Events After the Reporting Period

According to the resolution of the Board of Directors on October 30, 2025, a quarterly dividend of ~~W~~930 per share with a record date of November 14, 2025, was declared. The Company’s financial statements as of September 30, 2025, do not reflect this dividend payable.